FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-38562

NEW FRONTIER HEALTH CORPORATION
(Translation of Registrant’s Name into English)

10 Jiuxianqiao Road,

Hengtong Business Park

B7 Building, 1/F

Chaoyang District, 100015

Beijing, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 hereto is the press release issued by New Frontier Health Corporation (the “Company”) announcing that its board of directors has formed a special committee to review and evaluate the previously announced preliminary non-binding “going private” proposal set out in a letter dated February 9, 2021 from a buyer group consisting of New Frontier Public Holding Ltd. (“NFPH”), Carnival Investments Limited, a company affiliated with Leung Kam Chung (the “Chairman”), Roberta Lipson and her affiliates (collectively, the “CEO”), Max Rising International Limited, a company affiliated with Carl Wu (the “President”), Ying Zeng (the “COO”), Vivo Capital Fund IX (Cayman), L.P.(“Vivo”), NF SPAC Holding Limited and Sun Hing Associates Limited (together with NF SPAC Holding Limited, “Nan Fung”), Brave Peak Limited (“Shimao”), Aspex Master Fund (“Aspex”), Smart Scene Investment Limited (“Hysan”), and LY Holding Co., Limited (“LY” and, together with NFPH, the Chairman, the CEO, the President, the COO, Vivo, Nan Fung, Shimao, Aspex and Hysan, the “Buyer Group”).

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Frontier Health Corporation

By:	/s/ Roberta Lipson
Name: Roberta Lipson
Title: Chief Executive Officer

Date: March 18, 2021